

May 12, 2015

<u>Via Overnight Courier</u>

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed on Behalf of MCG Capital Corporation
          File No. 814-00239

Ladies and Gentlemen:

On behalf of MCG Capital Corporation and its board of directors, enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, as amended, is a copy of the Verified Class Action Complaint in *Jeremy Means v. Keith Kennedy, et al.,* as filed with the Court of Chancery of the State of Delaware on May 11, 2015.

If you have any questions regarding this submission, please do not hesitate to call me at (703) 247-7552.

Very truly yours,

Tod K. Reichert
Executive Vice President

Enclosure
cc: Keith Kennedy
       MCG Capital Corporation
     William D. Savitt
     Nicholas Walter
     David E. Shapiro
       Wachtell, Lipton, Rosen & Katz



EFiled: May 11 2015 04:39PM EDT
Transaction ID 57218442
Case No. 11009-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JEREMY MEANS, On Behalf of Himself and All Others Similarly Situated, Plaintiff, v. MCG CAPITAL CORPORATION, RICHARD W. NEU, KIM D. KELLY, KENNETH J. O'KEEFE, GAVIN SAITOWITZ, KEITH KENNEDY, PENNANTPARK FLOATING RATE CAPITAL LTD., PFLT PANAMA, LLC, PFLT FUNDING II, LLC, and PENNANTPARK INVESTMENT ADVISERS, LLC, Defendants.	Civil Action No. _______________

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, *inter alia*, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action brought on behalf of the public stockholders of MCG Capital Corporation ("MCG Capital" or the "Company") against MCG Capital and its Board of Directors (the "Board" or the "Individual Defendants"), to

enjoin a proposed transaction announced on April 29, 2015 (the "Proposed Transaction").

2.   On April 28, 2015, the Board caused MCG Capital to enter into an agreement and plan of merger (the "Merger Agreement") with PennantPark Floating Rate Capital Ltd. ("Parent"), its wholly-owned subsidiaries PFLT Panama, LLC ("Merger Sub One") and PFLT Funding II, LLC ("Merger Sub Two"), and PennantPark Investment Advisers, LLC ("Investment Adviser," and together with Parent, Merger Sub One, and Merger Sub Two, "PennantPark").

3.   Pursuant to the terms of the Merger Agreement, stockholders of MCG Capital will receive $4.521 in Parent shares and $0.226 per share in cash for each share of MCG Capital common stock owned.

4.   The Proposed Transaction is the product of a flawed process and deprives MCG Capital's public stockholders of the ability to participate in the Company's long-term prospects.   Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, MCG Capital and PennantPark aided and abetted the Individual Defendants' breaches of fiduciary duties.

5.   Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are

able to consummate it.

PARTIES

6. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of MCG Capital common stock.

7. Defendant MCG Capital is a Delaware corporation and maintains its principal executive offices at 1001 19th Street North, 10th Floor, Arlington, Virginia 22209. The Company is a private equity firm that specializes in debt, equity, and recapitalization investments in middle and lower middle market companies. MCG Capital's common stock is traded on the NasdaqGS under the ticker symbol "MCGC."

8. Defendant Richard W. Neu ("Neu") has served as Chairman of the Board since April 2009 and served as Chief Executive Officer ("CEO") from October 2011 until November 2012. According to the Company's website, Neu is Chair of the Investment and Valuation Committee.

9. Defendant Kim D. Kelly ("Kelly") has served as a director of MCG Capital since 2004. According to the Company's website, Kelly is Chair of the Audit Committee, and a member of the Nominating & Corporate Governance Committee, the Compensation Committee, and the Investment and Valuation Committee.

10.   Defendant Kenneth J. O'Keefe ("O'Keefe") has served as a director of MCG Capital since 2001. According to the Company's website, O'Keefe is Chair of the Compensation Committee, and a member of the Audit Committee and the Nominating & Corporate Governance Committee.

11.   Defendant Gavin Saitowitz ("Saitowitz") has served as a director of MCG Capital since 2009. According to the Company's website, Saitowitz is Chair of the Nominating & Corporate Governance Committee, and a member of the Audit Committee, the Compensation Committee, and the Investment and Valuation Committee.

12.   Defendant Keith Kennedy ("Kennedy") currently serves as President and CEO of MCG Capital. According to the Company's website, Kennedy is a member of the Investment and Valuation Committee.

13.   The defendants identified in paragraphs eight through twelve are collectively referred to herein as the "Individual Defendants." By virtue of their positions as directors and/or officers of MCG Capital, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of MCG Capital.

14.   Each of the Individual Defendants at all relevant times had the power to control and direct MCG Capital to engage in the misconduct alleged herein. The

Individual Defendants' fiduciary obligations required them to act in the best interest of plaintiff and all MCG Capital stockholders.

15. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, due care, and full and fair disclosure to plaintiff and the other members of the Class. The Individual Defendants are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

16. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are continuing to violate, the fiduciary duties they owe to plaintiff and the Company's other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

17. Defendant Parent is a Maryland corporation with its corporate headquarters located 590 Madison Avenue, 15th Floor, New York, New York 10022.

18. Defendant Merger Sub One is a Delaware limited liability company and a wholly-owned subsidiary of Parent.

19. Defendant Merger Sub Two is a Delaware limited liability company and a wholly-owned subsidiary of Parent.

20. Defendant Investment Adviser is a Delaware limited liability company and Parent's external investment adviser.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the other public stockholders of MCG Capital (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

22. This action is properly maintainable as a class action.

23. The Class is so numerous that joinder of all members is impracticable. As of April 24, 2015, there were approximately 37,074,117 shares of MCG Capital common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

24. Questions of law and fact are common to the Class, including, among others: (i) whether defendants have breached their fiduciary duties owed to plaintiff and the Class and/or aided and abetted such breaches; and (ii) whether defendants will irreparably harm plaintiff and the other members of the Class if defendants' conduct complained of herein continues.

25. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are

typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

26.   The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members' ability to protect their interests.

27.   Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

28.   MCG Capital is a solutions-focused commercial finance company that provides capital and advisory services to lower middle-market companies throughout the United States.

29.   The Company's investment objective is to achieve attractive returns by generating current income and capital gains on its investments.

30.   MCG Capital's capital is generally used by its portfolio companies to finance acquisitions, recapitalizations, buyouts, organic growth, working capital, and other general corporate purposes.

31.   The Company is positioned for future growth and is currently in the midst of a transformational period.

32.   On April 21, 2014, MCG Capital issued a press release announcing that the Company elected Individual Defendant Kennedy as CEO of the Company. That day, MCG Capital's stock closed at only $3.54 per share.

33.   Since the time Kennedy took over as CEO, the Company has been steadily improving.

34.   For example, on August 7, 2014, MCG Capital announced its financial results for the quarter ended June 30, 2014. Among other things, the Company reported that net operating income was $0.6 million for the quarter.

35.   On October 29, 2014, MCG Capital announced its financial results for the quarter ended September 30, 2014. The Company reported that net income had improved to $1.3 million.

36.   Then, on March 2, 2015, MCG Capital announced its financial results for the quarter and year ended December 31, 2014. Among other things, net income was $2.1 million for the quarter, again a significant improvement compared to the third quarter of 2014.

37.   During an April 29, 2015 conference call, Individual Defendant Neu highlighted the Company's improvements over the past year, commenting:

> I would . . . like to express my personal gratitude for the extraordinary talent and leadership provided by our CEO, Keith Kennedy, over the past year. Keith arguably inherited one of the most challenging balance sheets and investment portfolios in the [business development company] sector and *successfully transformed it into what I believe is one of the most liquid and safest*.

(Emphasis added).

38.   Nevertheless, the Board caused the Company to enter into the Merger Agreement, pursuant to which MCG Capital will be acquired by PennantPark for inadequate consideration. PennantPark is seeking to acquire the Company at the most opportune time, when the Company is positioned for growth.

39.   To the detriment of the Company's stockholders, the terms of the Merger Agreement substantially favor PennantPark and are calculated to unreasonably dissuade potential suitors from making competing offers.

40.   For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a "No Solicitation" provision in the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 6.4(a) of the Merger Agreement states:

(a) Subject to the provisions of this Section 6.4, the Company will not, and will cause its Subsidiaries not to, and will instruct the Company's and its Subsidiaries' respective officers, directors, employees and other Representatives not to, (i) initiate or solicit or knowingly encourage any inquiries with respect to, or the making of, any Acquisition Proposal or (ii) except as permitted below, (A) engage in negotiations or discussions with or provide any information or data to, any Person relating to an Acquisition Proposal, (B) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (C) execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Acquisition Proposal (other than a confidentiality agreement contemplated by Section 6.4(b)). The Company shall, and shall direct each of its Representatives to, immediately cease any solicitations, discussions or negotiations with any Person (other than Parent or Merger Subs) conducted heretofore with respect to any Acquisition Proposal and promptly request return or destruction of confidential information related thereto.

41.   Further, pursuant to Section 6.4(c) of the Merger Agreement, the Company must advise PennantPark, within forty-eight hours, of any proposals or inquiries received from other parties, including, *inter alia*, the material terms and conditions of the proposal and the identity of the party making the proposal. Section 6.4(c) of the Merger Agreement states:

(c) The Company will promptly (and in any event within 48 hours) notify Parent of the receipt by the Company of any Acquisition Proposal, which notice shall include the material terms of and identity of the Person(s) making such Acquisition Proposal. The Company will (subject to the fiduciary duties of the board of directors) keep Parent reasonably informed of the status and material terms and conditions of any such Acquisition Proposal and of any material amendments or proposed material amendments thereto and will promptly notify Parent of any determination by the Company's board of directors that such Acquisition Proposal constitutes a Superior Proposal.

42. Moreover, the Merger Agreement contains a highly restrictive "fiduciary out" provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants PennantPark a "matching right" with respect to any "Superior Proposal" made to the Company. Section 6.4(d) of the Merger Agreement provides:

> (d) The board of directors of the Company may, at any time prior to obtaining the Company Stockholder Approval, (i) approve, endorse or recommend a Superior Proposal or enter into a definitive agreement with respect to a Superior Proposal or (ii) modify or amend in a manner adverse to Parent or withdraw the Company Recommendation ((i) or (ii) above being referred to as a "Change in Recommendation"), provided that (x) prior to such Change in Recommendation, the board of directors of the Company determines, in good faith (after consultation with its counsel), that the failure to take such action would be inconsistent with the directors' fiduciary duties under applicable Law and (y) such Change in Recommendation is in connection with a Superior Proposal.

Additionally, Section 6.4(e) provides:

> (e) Notwithstanding anything to the contrary contained in this Agreement, the Company may not terminate this Agreement to enter into a definitive agreement with respect to a Superior Proposal unless (i) it notifies Parent in writing of its intention to take such action at least three (3) Business Days prior to taking such action, specifying the material terms of any applicable Superior Proposal and identifying the Person(s) making such Superior Proposal, (ii) Parent does not make, after being provided with reasonable opportunity to negotiate with the Company and its Representatives, within such three (3) Business Day period, irrevocable adjustments in the terms and conditions of this Agreement that the board of directors of the Company determines, in good faith after consultation with its counsel

and financial advisors, is at least as favorable to the Company's stockholders as such Superior Proposal and (iii) the Company is not in material breach of this Section 6.4.

43. Further locking up control of the Company in favor of PennantPark is Section 8.2 of the Merger Agreement, which contains a provision for a "Termination Fee" of $7 million, payable by the Company to PennantPark if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties.

44. By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

45. Furthermore, certain of the Company's directors and officers stand to receive significant benefits as a result of the Proposed Transaction. For example, Individual Defendants Neu and O'Keefe will be appointed to Parent's board of directors upon closing of the Proposed Transaction.

46. The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of the Company is materially in excess of the amount offered in the Proposed Transaction.

47. The inadequacy of the Proposed Transaction consideration, which is valued at $4.75 per share, is further evidenced by the fact that, on May 4, 2015,

HC2 Holdings, Inc. ("HC2") sent a letter to MCG Capital proposing to acquire the Company for $5.00 per share.[1] HC2 indicated that it believes its offer is a "Superior Proposal" as defined in the Merger Agreement. Nevertheless, the MCG Capital Board has not changed its recommendation in support of the Proposed Transaction with PennantPark.

48. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company's valuable and profitable business, and future growth in profits and earnings.

49. As a result, defendants have breached their fiduciary duties that they owe to the Company's public stockholders because the stockholders will not receive adequate or fair value for their Company common stock in the Proposed Transaction.

COUNT I

(Breach of Fiduciary Duties against the Individual Defendants)

50. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

51. As members of the Company's Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of MCG Capital's

---

[1] The consideration that HC2 has offered consists of: (a) at the option of the MCG Capital stockholders, either (i) 0.434 of a share of HC2 common stock, or (ii) 0.191 of a share of a newly-created class of HC2 cumulative perpetual preferred stock; and (b) $0.226 in cash.

net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance MCG Capital's value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company's public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of MCG Capital's public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of MCG Capital; and (f) disclose all material information to the Company's stockholders.

52.   The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

53.   As alleged herein, the Individual Defendants have initiated a process to sell MCG Capital that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of MCG Capital at a price that does not adequately reflect the Company's true value. The Individual Defendants also failed to sufficiently inform themselves of MCG Capital's value, or disregarded the true value of the Company. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

54. As such, unless the Individual Defendants' conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class.

55. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

**(Aiding and Abetting the Board's Breaches of Fiduciary Duties
Against MCG Capital and PennantPark)**

56. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

57. Defendants MCG Capital and PennantPark knowingly assisted the Individual Defendants' breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, MCG Capital provided, and PennantPark obtained, sensitive non-public information concerning MCG Capital and thus had unfair advantages that are enabling it to pursue the Proposed Transaction, which offers unfair and inadequate consideration.

58. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining fair consideration for their MCG Capital shares.

59.   Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.   Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff's counsel as Class counsel;

B.   Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C.   In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D.   Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E.   Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff's attorneys' and experts' fees; and

F.   Granting such other and further relief as this Court may deem just and proper.

Dated: May 11, 2015

RIGRODSKY & LONG, P.A.

By: */s/ Brian D. Long*
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

RYAN & MANISKAS, LLP
Richard A. Maniskas
995 Old Eagle School Road,
Suite 311
Wayne, PA 19087
(484) 588-5516